Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612-4412 www.gibsondunn.com James J. Moloney Direct: +1 949.451.4343 Fax: +1 949.475.4756 JMoloney@gibsondunn.com

VIA ELECTRONIC MAIL AND EDGAR FILING

Ms. Christina Chalk and Mr. Blake Grady

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

April 19, 2023

Re:	Jounce Therapeutics, Inc.

Schedule TO-T filed on April 5, 2023

File No. 005-89831

Dear Ms. Chalk and Mr. Grady:

On behalf of Concentra Biosciences, LLC (the “Parent”) and Concentra Merger Sub, Inc. (“Purchaser”), please find our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 14, 2023 (“Letter”), with respect to its Schedule TO-T filed on April 5, 2023 (the “Schedule TO”) and the Offer to Purchase, dated April 5, 2023 (the “Offer to Purchase” and, together with the Schedule TO, the “Tender Offer Materials”). Additionally, we are supplementally providing the Staff with (i) an appendix (the “Appendix”) that includes draft proposed changes to the Tender Offer Materials in response to the Staff’s comments and (ii) a draft Supplement to the Offer to Purchase (the “Supplement”) providing a summary of the changes to the Tender Offer Materials. Following confirmation of no additional comments from the Staff with respect thereto, Parent and Purchaser will undertake to promptly file with the Commission an amendment to the Schedule TO (including the Supplement) and to disseminate the Supplement to the stockholders of Jounce Therapeutics, Inc. (the “Company”). Any terms not defined in this letter are as defined in the Offer to Purchase.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter. Unless otherwise specified, all references to page numbers and captions correspond to the Schedule TO and all capitalized terms used but not defined herein have the same meaning as in the Tender Offer Materials.

Summary Term Sheet, page 6

1.

Here and throughout the Offer to Purchase, disclose the approximate amount of the additional payment that could be received by tendering shareholders pursuant to the terms of the CVR. In addition, here and where you discuss the CVR terms later in the offer materials, expand to discuss the specific risks and uncertainties concerning the events that must occur (or not occur) in order for payments to be issued under the terms of the CVRs. As an example only, provide specific disclosure about the current status of the development of the drugs or products referenced in the CVR Agreement, any agency from which approvals must be received, and provide shareholders with a greater understanding of where you are in the development process and the likelihood that any such products could be commercialized and generate revenue.

Response: Parent and Purchaser acknowledge the Staff’s comment. By way of background, Parent and Purchaser note for the Staff that, at the time of their decision to offer to purchase the Company, as previously disclosed in Jounce’s SEC filings, the Company was in a process of seeking strategic alternatives for the Company after the Company’s Phase II SELECT trial assessing a combination treatment for non-small cell lung cancer did not meet its primary endpoint in August 2022, and due to a lack of early signs of broad activity of JTX-8064 in preliminary data from the INNATE trial, as well as challenges in the financing market. In a sense, the Company was seeking strategic alternatives to a wind-up of the Company. The Offer by Parent and Purchaser was not made in contemplation that it would purchase the Company and then continue to pursue development of the Company’s legacy assets. Indeed, the Offer, and in particular the CVR, is to provide cash to Jounce stockholders up front at closing, additionally passing on to Jounce’s stockholders through the CVR a portion of savings or proceeds from Dispositions of the Company’s legacy assets.

It is currently anticipated that an aggregate of approximately 60,134,202 CVRs will be issued, representing one CVR to be issued as part of the consideration for each of the issued and outstanding Shares, as well as for each share of common stock underlying outstanding Company RSUs and Company Stock Options. The CVR represents the contractual right to receive certain contingent cash payments, that come from two distinct potential sources, which for purposes of this comment response letter, Parent and Purchaser identify as falling within two “buckets”:

•

First Bucket: Only with respect to CVRs originally issued in respect of shares of Jounce Common Stock, Jounce RSUs and In-the-Money Options, if, during the Pre-Closing Period, any of Jounce’s leases are terminated, amended, modified or replaced, the difference between (i) 100% of the amount by which the aggregate value of the expected financial obligations under the revised lease(s) as terminated, amended, modified or replaced (the “Final Lease Amount”) is less than $12,600,000 (the “Initial Lease Amount”), and (ii) if any, the amount by which the Company Net Working Capital as finally determined pursuant to clause (b)(iv) of Exhibit A to the Merger Agreement is less than $110 million prior to application of the adjustment anticipated by the proviso in clause (iii) of the defined term Company Net Working Capital; and

•

Second Bucket: 80% of the Net Proceeds in the case of a sale, transfer, license or other disposition by Parent or its Affiliates, including Jounce (after the Merger), during the Disposition Period, of all or any part of the CVR Products.

Parent and Purchaser are able to estimate a maximum potential distribution under the first bucket of the CVR using assumptions based on Jounce’s expectations with respect to the contemplated lease adjustments. Parent and Purchaser have proposed revisions to the Tender Offer Materials (see Section 1 of the Appendix) to disclose, along with customary and appropriate caveats, that the maximum amount payable with respect to the first bucket of the CVR would be approximately $0.2360 per CVR.

With respect to the second bucket, however, Parent and Purchaser respectfully submit that it would be extremely difficult, and could potentially be misleading, to attempt to quantify an approximate amount expected to be distributed. By way of background, Purchaser and Parent note that their tender offer bid was a superior topping bid over the existing proposed transaction between Jounce and Redx Pharma, plc (the “Redx Transaction”), which featured a substantially identical CVR structure to the current proposed CVR (with the exception of the addition of the first bucket, which was the result of negotiations between Jounce and Parent and Purchaser). Indeed, in its negotiation strategy with Jounce, Parent and Purchaser chose to match the CVR from the proposed RedX Transaction (with the exception noted above), so that their negotiation could focus on the cash consideration portion of the deal; by providing Jounce an “apples-to-apples” comparison on the CVR, Parent and Purchaser believed its offer to be more compelling than the Redx Transaction based on its proposal including upfront cash consideration.

As the CVR payouts under the second bucket are based on a distribution of Net Proceeds from Dispositions (rather than operating the Company as a business), it is not possible to predict whether Dispositions will occur at all, or at what price they may be effected. Parent and Purchaser note that the Tender Offer Materials include risk factor disclosures (see revised Summary Term Sheet in the proposed amended Schedule TO), specifically noting the possibility that no payments would be made under the CVR despite Parent’s, Purchaser’s and the Company’s planned efforts to effect Dispositions during the Disposition Period following the closing of the Merger in accordance with the terms of the CVR Agreement.

Pursuant to the terms of the proposed CVR Agreement, Parent and Purchaser will commit to conducting business development efforts designed to effect Dispositions of the identified Jounce assets covered by the CVR, which efforts will be tailored to effect one or more Dispositions of certain of Jounce’s legacy programs (JTX-8064, vopratelimab, pimivalimab, JTX-1484 and JTX-2134) but not to pursue new clinical, manufacturing or enabling development work with respect to such programs. Parent and Purchaser note that continued development of the drugs or products referenced in the CVR Agreement, or agency approvals thereof, are not a factor in effecting the Dispositions. So, while Parent and Purchaser are committed to undertake the business development efforts provided in the CVR Agreement, they are unable to provide a meaningful estimation of Net Proceeds or amounts that may be distributed to CVR holders under the second bucket because it is not feasible to predict the extent of the expected return on Dispositions, if any.

Accordingly, in response to the Staff’s comment, Parent and Purchaser supplementally provide proposed disclosures regarding the potential payments that could be made under the first bucket of the CVR, and clarify the nature and risks of the CVR, as well as a description of what constitutes Commercially Reasonable Efforts (as defined in the CVR Agreement) under the CVR Agreement (see Section 1 of the Appendix and the Supplement).

2.

The disclosure, which is phrased in the negative regarding the circumstances under which CVR payments will not be issued, is extremely confusing. For example, the reference to both “conditions set forth above” being met is confusing because the conditions are phrased in the negative, as events which may not occur in order for there to be a CVR payment. Please revise.

Response: In response to the Staff’s comment, Parent and Purchaser supplementally provide proposed disclosures addressing the Staff’s comment as requested (see Section 2 of the Appendix).

Certain Information Concerning Parent and Purchaser, page 32

3.

Please revise your disclosure to include the information required by Item 3 of Schedule TO and Item 1003(c) of Regulation M-A, including material occupations, positions, offices or employment during the past five years for any person specified in General Instruction C of Schedule TO. Your revised disclosure should include the date of incorporation of Parent.

Response: In response to the Staff’s comment, Parent and Purchaser supplementally provide proposed disclosures addressing the Staff’s comment as requested (see Section 3 of the Appendix).

4.	Disclose where and how the transactions listed on page 32 were effected. See Item 8 of Schedule TO and Item 1008(b)(5) of Regulation M-A.

Response: In response to the Staff’s comment, Parent and Purchaser supplementally provide proposed disclosures addressing the Staff’s comment as requested (see Section 4 of the Appendix).

Source and Amount of Funds, page 50

5.

Because you take the position that your financial condition is not relevant to a decision by a shareholder whether to tender Shares and accept the Offer, please disclose the risk that your financial condition could deteriorate such that you would not have the necessary cash or cash equivalents to make the required payments in connection with the CVRs. Please also clarify the priority in right of payment that the holders of CVRs would have in relation to your other creditors and holders of your capital stock. Finally, please discuss the possible effect of a bankruptcy filing on the CVR payment obligation.

Response: Parent and Purchaser acknowledge the Staff’s comment, and respectfully submit that a change in the financial condition of the Company following closing should not be expected to impact the potential payments, if any, under the CVRs, because the CVR payments are not based on future operations of the Company in the operation of its business or the development of their clinical programs, but instead are based on achieving (i) savings under existing lease arrangements during the Pre-Closing Period (with respect to the first bucket) and (ii) proceeds from Dispositions of the Company’s legacy programs during the Disposition Period, in the case of the second bucket. Accordingly, CVR payments, if any, would not depend on the Company having its own cash on hand to make payments, since the proceeds from the savings or Dispositions, as the case may be, would be passed on to the CVR holder and handled by the paying agent under the CVR Agreement.

In response to the Staff’s comment, Parent and Purchaser supplementally provide proposed disclosures to make clear that the CVRs will be general unsecured obligations of the Company (see Section 5 of the Appendix and the Supplement).

6.

We note the following disclosure here: “The funds to pay for all Shares accepted for payment in the Offer and the consideration in connection with the Merger are expected to come from Parent’s available cash on hand as of Closing.” Clarify whether the funds to pay for tendered Shares and in connection with the Merger were available when the Offer commenced, or whether they were expected to become available later, before expiration. If the latter, revise to explain where they came or will come from, and to provide the disclosure required by Item 10 of Schedule TO.

Response: In response to the Staff’s comment, Parent and Purchaser confirm that, through the Equity Commitment and Guarantee Letter, Parent and Purchaser (through TCP) have access to the cash needed in order to effect the Closing, and such funds will be deposited with Parent or Purchaser prior to Closing. Parent and Purchaser also respectfully submit that the Tender Offer Materials comply with Item 10 of Schedule TO because the financial statements of Parent, Purchaser and TCP are not material to Jounce stockholders in considering whether to tender into the Offer. Parent, Purchaser and TCP will have the funds to consummate the Offer, the Offer is not subject to any financing condition, and (as discussed in the response to Comment #5 above) payments, if any, under the CVRs will be based on proceeds from savings achieved from lease amendments during the Pre-Closing Period, in the case of the first bucket, or Net Proceeds from Dispositions, in the case of the second bucket. Parent and Purchaser do not believe that a material change in the Company’s financial position post-closing would have a material impact on its ability to make payments, if any, under the CVR Agreement.

Conditions of the Offer, page 52

7.

We note your disclosure on page 52 that “[a]ll conditions (except for the Minimum Condition) may be waived by Parent or Purchaser in their sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.” If an Offer condition is “triggered” while the Offer is pending, in our view, the bidder must promptly inform shareholders whether it will assert the condition and terminate the Offer, or waive it and continue. Reserving the right to waive a condition “at any applicable time or from time to time” is inconsistent with your obligation in this regard. While you have clarified that this discretion is “subject to … the applicable rules and regulations of the SEC,” it is not clear what this means in this context. Please revise the language cited above and the following statement in the last sentence of this section: “The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.”

Response: Parent and Purchaser acknowledge the Staff’s comment and confirm their intention to comply with applicable SEC rules and regulations. To that end, Parent and Purchaser hereby confirm that upon their discovery of any facts or circumstances that would give rise to a closing condition not being satisfied, they will undertake to promptly inform Jounce stockholders as to whether they will assert the condition and terminate the Offer, or waive it and continue with the Offer. Parent and Purchaser supplementally provide proposed disclosures addressing the Staff’s comment as requested (see Section 7 of the Appendix).

8.

Please revise to clarify the definition of a Jounce Material Adverse Effect for purposes of the Offer conditions. It is not clear whether the exceptions to that definition on pages 46-47 also apply to the term as used in the Conditions section.

Response: In response to the Staff’s comment, Parent and Purchaser supplementally provide proposed disclosures addressing the Staff’s comment as requested (see Section 8 of the Appendix and the Supplement).

9.

Refer to the following sentence in the last paragraph of this section: “The foregoing conditions are in addition to, and not a limitation of, the right of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.” All of the Offer conditions that will permit Purchaser or Parent to terminate the Offer should be specifically listed here, rather than by reference to the Merger Agreement. Please revise.

Response: In response to the Staff’s comment, Parent and Purchaser supplementally provide proposed disclosures addressing the Staff’s comment as requested (see Section 9 of the Appendix and the Supplement).

General

10.

You have not registered the issuance of the CVRs in connection with this tender offer. In your response letter, please provide your analysis as to why the issuance of the CVRs in this Offer is not a registerable event under Section 5 of the Securities Act of 1933. Please cite to applicable precedent, including staff no-action letters, and analyze the relevant features of these CVRs that relate to their status as securities.

Response: Parent and Purchaser respectfully advise the Staff that the offer of CVRs is not a registerable event under Section 5 of the Securities Act of 1933, because they are not “securities” within the meaning of Section 2(a)(1) of the Securities Act. The CVR is not a security, and treating the CVRs as such would be inconsistent with Staff’s long-standing position taken in numerous no-action letters under which the Staff has not recommended enforcement action in connection with the issuance, without registration, of contingent deferred payment rights bearing the same essential characteristics as the CVRs.

Staff No-Action Letter Precedents

The Staff has often taken the position it would not recommend enforcement action if, in connection with a proposed merger or tender offer, contingent payment rights, having the same essential characteristics as the CVRs, were not registered under the Securities Act. The Staff has noted the following five factors (with some variation in wording) should be present when granting such no-action relief (with respect to CVRs not deemed a security):

(1)	the rights are an integral part of the consideration to be received in the merger or tender offer;

(2)	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights;

(3)	the rights do not bear a stated rate of interest;

(4)	the rights are non-transferable or non-assignable, except by operation of law or by will or intestacy; and

(5)	the rights will not be evidenced by any form of certificate or instrument.

See, e.g., Marriot Residence Inn Ltd. P’ship II (avail. May 8, 2002); Marriot Residence Inn Ltd. P’ship (avail. Feb. 20, 2002); Quanex Corp. (avail. July 28, 1989); Genentech Clinical Partners (avail. Apr. 18, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); First Boston, Inc. (avail. Dec. 2, 1988); Minnesota Mining and Mfg. Co. (avail. Oct. 13, 1998); Essex Commc’n Corp. (avail. June 28, 1988); Slater Dev. Corp. (avail. Apr. 7, 1988); Lorimar, Inc. (avail. Nov. 4, 1985); and Star Supermarkets, Inc. (avail. Dec. 22, 1982).

Recent Transactions

The criteria established in the Minnesota Mining and Mfg. Co. no-action letter, and in the subsequent no-action letters issued by the Staff noted above, are well-established and have been relied on in numerous transactions involving contractual contingent payment rights that were not registered under the Securities Act, including but not limited to the recent transactions described below:

•

In January 2023, Viatris Inc. completed its acquisition of Oyster Point Pharma, Inc. from a group of shareholders for approximately $415 million in cash upfront, which includes the $11 per share paid to Oyster Point Pharma stockholders through a tender offer and the repayment of the principal amount of certain debt of Oyster Point Pharma. In addition, each Oyster Point Pharma stockholder received one non-tradeable CVR, representing up to an additional $2 per share, or approximately $60 million in the aggregate, contingent upon Oyster Point Pharma’s achieving certain metrics based on full year 2022 performance.

•

In December 2022, Johnson & Johnson completed its acquisition of Abiomed, Inc. by means of a tender offer for all outstanding shares of Abiomed (for an upfront payment of $380 per share in cash, corresponding to an enterprise value of approximately $16.6 billion), which includes cash acquired. Abiomed shareholders also received a non-tradeable CVR entitling the holder to receive up to $35 per share in cash if certain commercial and clinical milestones are achieved.

•

Also in December 2022, a Syncona Limited portfolio company completed an acquisition of Applied Genetic Technologies Corporation (“AGTC”) by means of a tender offer for all outstanding shares of common stock of AGTC. AGTC stockholders were entitled to receive $0.34 per share based on shares of AGTC common stock and restricted stock units outstanding immediately prior to the closing (up to $50 million in the aggregate) payable pursuant to CVRs upon the achievement of specified milestones.

In reviewing these recent examples, Parent and Purchaser note that they all involve CVRs where payments thereunder were contingent upon the future performance of the company in achieving certain business goals or milestones. In contrast to these examples, the CVR in the present case amounts to a delayed receipt of cash, if any, from the two buckets under the CVR Agreement based on lease savings achieved during the Pre-Closing Period (first bucket) and Net Proceeds from Dispositions of legacy programs of Jounce (second bucket). As noted in Parent and Purchaser’s response to Comment #5 above, there is no long-term plan to continue to develop or advance the Jounce legacy programs, but instead the CVR is based on an orderly disposition of the legacy programs. For an example of a similarly structured CVR, Parent and Purchaser note an all-cash tender offer by Central Parking Systems (“Central”) for all outstanding shares of Square Industries, Inc. (“Square”) where there was a contingent sale or lease of certain Square assets (buildings and parking structures) post-closing that could give rise to a potential distribution of additional funds to Square shareholders under a contingent consideration arrangement—akin to the CVRs in the present case. See Central’s Schedule 14D-1 filed on December 13, 1996 and available here: https://www.sec.gov/Archives/edgar/data/93134/0000950144-96-009051.txt.

The CVRs

As described below, the CVRs in the Offer have the same five essential characteristics the Staff has identified in the cited no-action letters:

(1)

The CVRs will be an integral part of the consideration to be received by Jounce stockholders because, as discussed in Summary Term Sheet and Item 3 of the Offer to Purchase, the holder of each CVR will be paid an amount in cash equal to the CVR Proceeds within 30 days following the Effective Time with respect to CVR Proceeds under the first bucket and within 30 days following receipt of Net Proceeds from a Disposition during the Disposition Period under the second bucket.

(2)	The CVRs will not have any voting or dividend rights and will not represent any equity or ownership in Parent, Jounce or Purchaser. See Summary Term Sheet of the Offer to Purchase.

(3)	The CVRs will not bear any stated interest. See Summary Term Sheet of the Offer to Purchase.

(4)

The CVRs will be non-transferable except: (i) upon death of the holder by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary), in each case as allowable by the Depository Trust Company; or (v) to Parent without consideration. See Summary Term Sheet of the Offer to Purchase.

(5)	The CVRs will not be evidenced by any certificate or other instrument. See Item 3 of the Offer to Purchase.

Based on the foregoing, Parent and Purchaser respectfully submit the CVRs offered to Jounce stockholders fall squarely within the long line of no-action letters issued by the Staff on this topic, and thus, are not “securities” within the meaning of Section 2(a)(1) of the Securities Act. Therefore, the offer of CVRs does not give rise to a registerable event under Section 5 of the Securities Act.

11.

We note your disclosure in Item 4 of your Schedule TO that the information required by Item 1004(a)(2)(v) of Regulation M-A is set forth in the Offer to Purchase. However, your disclosure in Item 4 also states that Item 1004(a)(1)(x) of Regulation M-A, which requires disclosure of the same information as Item 1004(a)(2)(v), is not applicable. Please advise or revise your disclosure.

Response: In response to the Staff’s comment, Parent and Purchaser supplementally provide proposed disclosures addressing the Staff’s comment as requested (see Section 11 of Appendix).

12.

Please explain why you have not included Tang Capital Partners, L.P. (“TCP”), its general partner, Tang Capital Management, LLC (“TCM”), and Kevin Tang individually as bidders on the Schedule TO-T. In this regard, it appears that Parent and Purchaser are controlled by TCM, which is in turn controlled by Mr. Tang. Kevin Tang appears to have personally participated in the negotiation of this series of transactions. Further, the obligations of Parent under the Merger Agreement and CVR Agreement have been guaranteed by TCP pursuant to the Equity Commitment and Guarantee Letter. In your response letter, explain why Mr. Tang, TCP and TCM should not be included as bidders, or revise the Schedule TO-T to add each as a filing person. If you add any additional filers, please revise the Offer to Purchase as necessary to provide all of the disclosure as to each individually that is not already included in that disclosure document and ensure that each new filer signs the Schedule TO.

Response: In response to the Staff’s comment, Parent and Purchaser supplementally provide proposed disclosures addressing the Staff’s comment as requested (see Section 12 of Appendix). TCP has been added as a “co-offeror” on the cover page of the Schedule TO and the information required for TCP is provided in the proposed revised Tender Offer Materials. TCP has been added as a co-offeror as it is a party to the Equity Commitment and Guarantee Letter and will be funding the cash into Parent shortly before the Closing Date in order for Parent and Purchaser to consummate the Offer.

With respect to Kevin Tang (a natural person), while he may be a “control person” in respect of Parent and Purchaser, his inclusion as a co-offeror in this instance is not appropriate because: (i) he is not personally funding the tender offer; (ii) he is not acquiring the shares in the tender offer; and (iii) his participation in negotiations with Jounce with respect to this transaction were done in his capacity as an officer or representative of Parent, Purchaser, or TCM (sole manager of Parent and general partner of TCP), and not in his personal capacity. Moreover, he is not a party (in his individual capacity) to any of the Merger Agreement, CVR Agreement, or the Equity Commitment and Guarantee Letter.

With respect to TCM, while it may also be a “control person” in respect of Parent and Purchaser, its inclusion as a co-offeror in this instance is not appropriate because (i) it is not funding the tender offer, (ii) it is not acquiring the shares in the tender offer, and (iii) its participation in the transactions contemplated by the Offer is limited to its capacity as the general partner of TCP and the sole manager of the Parent, both of which are to be included filers. Moreover, TCM is not a party to any of the Merger Agreement, CVR Agreement, or the Equity Commitment and Guarantee Letter.

For the foregoing reasons, including the Commission’s interpretive guidance, the Amended Schedule TO does not identify Mr. Tang and TCM as co-offerors in connection with Offer, but provides the information on such persons as Instruction C persons.

13.

Where the triggering events upon which CVR payments are contingent are within the control of the bidder (as the owner of the target company after the Offer is consummated), we believe this may raise concerns under Regulation 14E. In your response letter, provide an analysis of each of the triggering events in the CVR, and explain why each is not within your control.

Response: In response to the Staff’s comment, Parent and Purchaser respectfully advise the Staff that triggering events upon which CVR payments are contingent are not within the control of the co-offeror(s) such that they may raise concerns under Regulation 14E. The first bucket of CVR payments are based solely on a distribution of funds coming from the pre-Closing period savings stemming from lease adjustments, which are not within the control of Parent, Purchaser or TCP. The second bucket of CVR payments stemming from proceeds received upon Dispositions of the certain legacy assets of Jounce is subject to a Commercially Reasonable Efforts covenant of Purchaser, which requires Purchaser to undertake certain actions to effect Dispositions of legacy assets within the Disposition Period (after the expiration of the tender offer). The definition of Commercially Reasonable Efforts in the CVR Agreement was negotiated by the parties to include specific covenants of Purchaser to limit co-offeror’s degree of control or influence with respect to negotiating and effecting Dispositions of legacy assets. Additionally, the CVR Agreement permits Jounce and, following the Closing, 30% of the CVR holders, to appoint a Representative of the CVR holders with the power to bring claims against Parent and Purchaser for breach of the CVR Agreement, including the failure to comply with the Commercially Reasonable Efforts covenants with respect Dispositions of legacy assets. While potential payouts under all CVR agreements may, to a certain degree, be susceptible to the control or influence of an offeror or acquiror post-closing, in this case the CVR payments in the second bucket are not related to the financial performance and operations of Jounce post-closing, but rather are focused on proceeds obtained from the lease savings negotiated or obtained prior to Closing and sales of legacy assets negotiated and effected in compliance with specific covenants of Purchaser and overseen by the CVR holders’ Representative. Parent and Purchaser respectfully submit that the structure of the CVR in the second bucket is transparent about what could trigger a payout as well as the required level of Commercially Reasonable Efforts required by Parent and Purchaser to facilitate Dispositions during the Disposition Period.

Moreover, with the exception of the addition of the first bucket (benefitting Jounce stockholders if the Company is able to achieve a reduction in lease obligations during the Pre-Closing Period subject to any deficiency of Company Net Working Capital), the CVR in the second bucket is substantially identical to the CVR in the Redx Transaction. Purchaser has essentially stepped into the shoes of the earlier offeror (Redx). As mentioned above in Parent and Purchaser’s response to Comment #1, Parent and Purchaser purposefully matched the CVR terms and conditions that Jounce had already negotiated with Redx prior to Purchaser’s bid. Parent and Purchaser also respectfully advise the Staff that in this case, parties to the CVR Agreement administering the CVR payment process (e.g., the Rights Agent and the Representative) were selected by Jounce, and their engagement in this transaction was substantially negotiated and finalized by Jounce—not Parent or Purchaser. Parent and Purchaser therefore respectfully submit that the foregoing all provide adequate protections for the benefit of the Jounce stockholders, with respect to triggering events under the CVR, such that they are not within the control of Parent or Purchaser and thus do not raise concerns under Regulation 14E.

14.

We note the reference in the merger agreement to financial forecasts and projections. If the bidders in this tender offer or their affiliates received financial forecasts and projections in the course of negotiating this transaction, please disclose in the offer materials. If no projections or forecasts were received, please so state.

Response: In response to the Staff’s Comment, Parent and Purchaser respectfully advise the Staff that the only financial information received from Jounce related to the anticipated cash balance on Company’s books at the Merger closing, which was taken into account in connection with the negotiation of the tender offer consideration (including the CVR) and is reflected in the Tender Offer Materials. Parent and Purchaser received no forecasts or projections based on future operations of the Company’s business.

15.

Given the nature of these comments, and depending upon your responses, we believe a supplement to the offer materials addressing the matters identified above will be required and should be disseminated to shareholders in the same manner as the original Offer to Purchase. Please advise regarding your intentions to disseminate amended offer materials.

Response: Parent and Purchaser acknowledge the Staff’s comment, and once the Staff has satisfactorily concluded its review of the proposed changes to the Tender Offer Materials, Parent and Purchaser intend to disseminate a supplement to the Tender Offer Materials in a manner so that the revised materials are received by Jounce stockholders as promptly as possible.

* * * * *

If you have any further questions or comments, or if you require any additional information, please contact James Moloney of Gibson, Dunn & Crutcher LLP, by telephone at (949) 451-4343. Thank you for your assistance.

Very truly yours,

James Moloney

By:	/s/ James Moloney
James Moloney

Via E-mail:

cc:	Ryan Murr, Gibson, Dunn & Crutcher LLP

Robert Phillips, Gibson, Dunn & Crutcher LLP